

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 9, 2016

Via E-mail
Anthony M. Sanfilippo
Chief Executive Officer and Director
PNK Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **PNK Entertainment, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed February 2, 2016**
> **File No. 001-37666**

Dear Mr. Sanfilippo:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

Summary

OpCo Cash Payment, page 12

1.   We note your disclosure on page 12 that, assuming the distribution and merger are consummated on March 31, 2016, you estimate the OpCo cash payment will be $823.1 million. We further note your adjustment (d) to your Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2015 of $961.1 million. Please provide us with a reconciliation of these amounts.

The Separation

Reasons for the Separation, page 51

2.   We note your response to comment 13 of our letter and your revised disclosure on pages 28 and 51. We further note from your pro forma balance sheet that your pro forma total liabilities will not be materially lower than Pinnacle's historical total liabilities, due in part to the inclusion in total liabilities of approximately $2.8 billion representing the current and long-term portions of the financing obligation associated with the Master Lease. Please revise to reconcile your disclosure in this section to your disclosure under the heading "Our expected indebtedness (including our obligations under the Master Lease) and projected future borrowings could adversely affect our financial health . . ." on page 28 and to address the impact on your expected future financial flexibility of your financing obligations associated with the Master Lease, or advise us why no reconciliation is needed.

OpCo Cash Payment, page 57

3.   We note your revised disclosure on page 58 of estimates assuming the distribution and merger are completed on March 31, 2016. To the extent material, please also include estimates if the transactions are completed after March 31, 2016.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

4.   We note your response to our previous comment 17. Please revise adjustment (a) in Note 3, adjustment (d) in Notes 4 and 5, and any other applicable adjustments to narratively disclose any incremental impact of entering into the financing pursuant to the Bridge Commitment Letter.

5.   We note your response to our previous comment 20. We will continue to monitor your filing for disclosure of the results of the preliminary Step 2 goodwill impairment test.

6.   Please refer to your response to comment 22 and address the following:
   - Please revise to disclose how you determined the incremental borrowing rate as set forth in your response.
   - Please tell us how you determined it was appropriate to use your incremental borrowing rate in recording the lease by reference to ASC 840-10-25-31. Specifically, please tell us how you determined it was unnecessary to use the implicit rate computed by the lessor.
   - Please provide us an expanded discussion of how you substantiated the reasonableness of the risk premiums in more specific terms than set forth in the response.

Exhibit 99.5

7.   Please revise your filing to remove the pro forma financial information for the Ameristar acquisition.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Stephen F. Arcano
        Skadden Arps